SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.   20549
_______________________________________________________________________________

                                  SCHEDULE 13G

               Information Statement pursuant to Rule 13d-1 and 13d-2

                               (AMENDMENT NO. 2)

                             Liberty Bancorp, Inc.
                ______________________________________________
                               (NAME OF ISSUER)

                                 COMMON STOCK
                ______________________________________________
                       (TITLE OF CLASS OF SECURITIES)

                                 066 488 40 4
                ______________________________________________
                                (CUSIP NUMBER)
_______________________________________________________________________________

Check the following box if a fee is being paid with this statement: ___: (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
 (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be `filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 (`Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  NAME OF REPORTING PERSON
    Liberty Bancorp, Inc. Profit Sharing, Salary Deferral and Employee Stock Ownership Plan and Trust

    S.S. OR I.R.S.   IDENTIFICATION NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *     (A)  [     ]
                                                           (B)  [     ]
-------------------------------------------------------------------------------
3.  SEC USE ONLY

-------------------------------------------------------------------------------


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Express Trust
-------------------------------------------------------------------------------
         NUMBER OF          5.  SOLE VOTING POWER              71,174
          SHARES
       BENEFICIALLY         ---------------------------------------------------
           OWNED            6.  SHARED VOTING POWER              - 0 -
           AS OF
     December 31, 1996      ---------------------------------------------------
         BY EACH            7.  SOLE DISPOSITIVE POWER         71,174
        REPORTING
          PERSON            ---------------------------------------------------
           WITH             8.  SHARED DISPOSITIVE POWER      487,529
-------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     558,703
     (Not to be construed as an admission of beneficial ownership)

-------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                [     ]
                                                                [     ]
-------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     5.9%

-------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON *
                                      EP
-------------------------------------------------------------------------------

Item 1 (a)    Name of Issuer:
              ---------------
              Liberty Bancorp, Inc.


Item 1 (b)    Address of Issuer's Principal Executive Offices:
              ------------------------------------------------
              Liberty Tower
              100 North Broadway
              Oklahoma City, Oklahoma 73102


Item 2 (a)    Name of Person Filing:
              ----------------------
              Liberty Bancorp, Inc. Profit sharing,
              Salary Deferral and Employee Stock
              Ownership Plan and Trust ("ESOP")


Item 2 (b)    Address of Principal Business Office:
              -------------------------------------
              Liberty Tower
              100 North Broadway
              Oklahoma City, Oklahoma 73102


Item 2 (c)    Citizenship:
              ------------
              Express Trust


Item 2 (d)    Title of Class of Securities:
              -----------------------------
              Common Stock, par value $.10


Item 2 (e)    CUSIP Number:
              -------------
              066 488 04 4


Item 3        Type of Reporting Person:
              -------------------------
              Employee Benefit Plan, or Pension Fund which is subject to the provisions of ERISA or Endowment Fund.


Item 4        Ownership as of December 31, 1996:
              ----------------------------------

(a)           Amount Beneficially Owned:
              --------------------------
              558,703 shares

(b)           Percent of Class:
              -----------------
              5.9%

(c)           Number of shares as to which such person has:
              ---------------------------------------------
     (i)      sole power to vote or to direct the vote                  71,174
     (ii)     shared power to vote or to direct the vote                 - 0 -
     (iii)    sole power to dispose or to direct the disposition of     71,174
     (iv)     shared power to dispose or to direct the disposition of  487,529


Item 5        Ownership of Five Percent or Less of a Class:
              ---------------------------------------------
              Not Applicable


Item 6        Ownership of More than Five Percent on behalf of Another Person:
              ----------------------------------------------------------------
              Participants in the ESOP have the right to direct the receipt of dividends from, and all proceeds of sale of, shares of Common Stock which have been allocated to their account under any of the incentive features of the ESOP. As of December 31, 1996, such allocated total was 487,529 shares of Common Stock. This interest relates to more than five percent of the class of Common Stock.


Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding
              Company:
              -----------------------------------------------------------------
              Not Applicable




Item 8        Identification and Classification of Members of the Group:
              ----------------------------------------------------------
              Not Applicable


Item 9        Notice of Dissolution of Group:
              -------------------------------
              Not Applicable


Item 10       Certification:
              --------------
     By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, compete and correct.


     Date:     February 13, 1997

     Signatures:                   LIBERTY BANCORP. INC. PROFIT SHARING,
                                   SALARY DEFERRAL AND EMPLOYEE STOCK
                                   OWNERSHIP PLAN AND TRUST

                                   By:  Liberty Bank and Trust Company of
                                        Oklahoma City, N.A., Trustee

                                   By:     /s/  C. A. Hartwig
                                   Title:  Senior Vice President



                   ACKNOWLEDGMENT - 1996 SCHEDULE 13G

     I, C. A. Hartwig, do hereby acknowledge and adopt my signature as typed on the Schedule 13G, Amendment No. 2, filed electronically with the Securities and Exchange Commission on behalf of Liberty Bancorp, Inc. Profit Sharing, Salary Deferral and Employee Stock Ownership Plan and Trust, as required by 17 C.F.R. subsection 232.302(b), on this 13th day of February, 1997.



                              /s/ C. A. Hartwig
                              -----------------
                              C. A. Hartwig